April 7, 2026

Kyle Cerminara
Chief Executive Officer
FG Nexus Inc.
6408 Bannington Road
Charlotte, NC 28226

       Re: FG Nexus Inc.
           Registration Statement on Form S-3
           Filed March 27, 2026
           File No. 333-294669
Dear Kyle Cerminara:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlotte Young at 202-551-3280 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:    Jim Prestiano